SEC  1746 (11-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                  ------------------------
                       UNITED STATES                      OMB APPROVAL
                  ------------------------
                   SECURITIES AND EXCHANGE                OMB Number:
                         COMMISSION                       3235-0145
                  ------------------------
                   Washington, D.C. 20549                 Expires: December 31,
                  ------------------------                2005
                        SCHEDULE 13D                      Estimated average
                                                          burden hours per
                  ------------------------                response. . 11



                    Under the Securities Exchange Act of 1934


                             FRONTIER STAFFING, INC.
                             -----------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                   329 098 829
                                 --------------
                                 (CUSIP Number)


                                 Clarence Downs
                            3520 Pan American Freeway
                                    Suite A-1
                              Albuquerque, NM 87107
                                 (505) 872-3133
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 9, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO. 329 098 829                    13D
           -----------


(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          Clarence Downs
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group*  (a) G
                                                        (b) G

--------------------------------------------------------------------------------

(3)  SEC Use Only

--------------------------------------------------------------------------------

(4)  Source of Funds*

          PF
--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          None
--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization

          Arizona
--------------------------------------------------------------------------------

Number of Shares          (7)  Sole Voting Power
Beneficially Owner
by Each Reporting              6,401,600 Common Shares
Person                         ------------------------------

                          (8)  Shared Voting Power

                               6,401,600 Common Shares
                               ------------------------------

                          (9)  Sole Dispositive Power

                               6,400,000 Common Shares
                               ------------------------------

                          (10) Shared Dispositive Power

                               1,600 Common Shares
                               ------------------------------

                          (11) Aggregate Amount Beneficially
        `                      Owned by Each  Reporting
                               Person

                               6,401,600 Common Shares
                               ------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11)

          58.46%
--------------------------------------------------------------------------------

(14) Type of Reporting Person

          OO

Item 1. Security and Issuer:

This statement on Schedule 13D relates to the shares of the common stock $0.001 par value (the "Shares") of Frontier Staffing, Inc., a Nevada corporation (the "Company"). The address of the Company's principal executive office is 3520 Pan American Freeway,Suite A-1, Albuquerque, NM 87107.
..

Item 2. Identity and Background

(a) This statement is being filed on behalf of Clarence Downs (the "Reporting Person"). The Reporting Person is taking the action discussed herein.

(b) The business address of the Reporting Person is 3520 Pan American Freeway,Suite A-1, Albuquerque, NM 87107.

(c) The Reporting Person is a natural person and a resident of the State of Arizona.

(d) The Reporting Person has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation by it with respect to such laws.

(f)  The Reporting Person is a United States person.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds for the activity disclosed herein was a cash and property investment into the Company.

Item 4. Purpose of Transaction

Clarence Downs acquired the Shares in January, 2004. He vended in his company, Tradestar Construction Services, Inc., a stock-for-stock exchange. He received 6,400,000 shares in exchange for Tradestar Construction Services, Inc. Mr. Downs was the sole control person of this company. Mr. Downs intends to hold the Shares indefinitely. There are no current agreements to sell any Shares. Mr. Downs may purchase additional Shares in the open market from time to time to increase his ownership of the Company.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Exchange Act Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person is the record and beneficial owner of 6,401,600 shares of Common Stock, constituting approximately 58.46%of the shares of Common Stock to be outstanding as of the date upon which all shares have been issued.

(b) The Reporting Person has sole voting power with respect to 6,401,600 shares of Common Stock. The Reporting Person has sole dispositive power with respect to 6,401,600 shares of Common Stock and shared dispositive power with respect to 1,600 Shares owned in the name of his minor son.

(c) Other than as disclosed above in Item 4, the Reporting Person has not engaged in any transactions with respect to the Common Stock during the past 60 days.

(d) Other than the affiliated companies of the Reporting Person, no other person has a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's Shares.

Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer

Except as described above in Item 4, the Reporting Person has not entered into any contractual relationships with respect to any securities of the issuer.

Item 7. Material to Be Files as Exhibits

None.

                                    Signature

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


       6/09/05                                       /s/ Clarence Downs
         Date                                        ---------------------------
                                                     Clarence Downs